                                           Filed by Jupiter Communications, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                   Subject Company: Jupiter Communications, Inc.
                                                   Commission File No. 000-27537


Q & A                                   [MEDIA METRIX LOGO]       [JUPITER LOGO]

EMPLOYEES

Media Metrix, the leader in Internet Measurement, and Jupiter Communications, the worldwide authority on Internet Commerce, will merge to create the global leader in Internet Information Services. This combination redefines the landscape of Internet research and creates the preeminent source for Internet measurement, analysis, events and advice.


Q. WHY ARE JUPITER AND MEDIA METRIX MERGING?

A. Media Metrix and Jupiter have identified several important benefits that will provide value for clients, employees and shareholders. The merger will create the undisputed leader in Internet Information Services, with a combined product portfolio that will provide businesses with the most comprehensive suite of resources to understand and profit from the Internet. The companies' common vision, unique intellectual resources, proven research methodologies and seasoned management team will establish the ultimate platform to launch new business initiatives that anticipate and meet the accelerating demand for insight into emerging markets, untapped regions, new technologies, and future industries.


Q. HOW WILL JUPITER AND MEDIA METRIX WORK TOGETHER TO REALIZE THE BENEFITS OF THE MERGER?

A. The merged company brings together unique assets including world-class, innovative and market-leading products, services, research methodologies and, most importantly, people. The companies will leverage these assets by pursuing cross-selling opportunities, joint-product development, further international expansion and other new business initiatives.


Q. WHAT IS THE COMPANY'S NEW NAME AND WHERE WILL IT BE HEADQUARTERED?

A. The new company, to be headquartered in New York City, will be called Jupiter Media Metrix, with Media Metrix, Jupiter, AdRelevance and Net Market Makers retaining their respective brand names.


Q. WHAT ARE THE TERMS OF THE TRANSACTION?

A. Under the terms of the merger agreement approved by both Jupiter and Media Metrix boards of directors, Jupiter shareholders will receive .946 shares of Media Metrix for each share of Jupiter they own. The merger will be accounted for as a purchase transaction and will be tax-free to both companies' shareholders. The transaction is subject to customary closing conditions, regulatory approval and the approval of Jupiter and Media Metrix shareholders, and is expected to close within three months. The transaction is expected to be accretive upon closing on a cash EPS basis.


Q. HOW WILL THE SENIOR MANAGEMENT TEAM BE STRUCTURED?

A. The top management team for the new Company will consist of top executives from both Media Metrix and Jupiter. Tod Johnson, Chairman and Chief Executive Officer of Media Metrix will be Chairman and CEO of the new Company. Gene DeRose, Chairman and Chief Executive of Jupiter, will be Vice Chairman and President. Mary Ann Packo, President and Chief Operating Officer of Media Metrix, and Kurt Abrahamson, President and Chief Operating Officer of Jupiter, will become Co-Chief Operating Officers of Media Metrix Jupiter and remain Presidents of their respective business units. Media Metrix's CFO, Tom Lynch, will become CFO of the new company, while Jean Robinson, Jupiter's CFO, will become Executive Vice President, Business Development.

All other Media Metrix and Jupiter executives, managers and employees will retain their positions in their respective business units.


Q. WHAT ARE THE NEW COMPANY'S LINES OF BUSINESS?

A. The new company's lines of business will include:


   - Media Metrix, the worldwide leader in Internet and Digital Media measurement, reporting on more than 21,000 Web sites and online properties and measuring countries which represent over 80% of worldwide Internet usage;

   - Jupiter Research, the worldwide authority on Internet commerce, with 34 services delivering insight and analysis on Internet strategies, vertical industries and geographic markets;

   - AdRelevance, providing innovative online advertising intelligence on more than 200,000 online ads and 10,000 online advertisers;

   - Jupiter Forums - including 21 events in 2000 - bringing the Internet economy together to address the relevant, critical issues facing business executives in the digital economy; and

   - Net Market Makers, delivering information, resources, and events for the business-to-business marketplace.


Q. HOW MANY CLIENTS WILL THE NEW COMPANY HAVE, AND WHO ARE THEY?

A. The new company will count more than 1,700 leading media companies, advertisers, ad agencies, e-marketers, consulting firms, financial institutions and technology companies as clients. The combined client list will include such diverse companies as American Airlines, AOL, Amazon.com, AT&T, The BBC, CMGI, Disney, France Telecom, Excite@Home, General Electric, IBM, Lycos, OgilvyOne, Johnson & Johnson, T-Online, Merrill Lynch, Microsoft, Putnam Investments Qualcomm, Staples, Vivendi, and Yahoo!.

Q. HOW MANY EMPLOYEES DOES THE MERGED COMPANY HAVE?

A. Jupiter currently has 418 employees and Media Metrix has 315. The combined company will have over 730 employees located in 16 offices around the world.


SPECIAL QUESTIONS FOR OUR EMPLOYEES

Q. WILL MY JOB CHANGE?

A. We don't anticipate many changes in jobs as a result of the merger. This merger is about bringing two complementary businesses together, so we believe this merger creates the opportunity for new and additional types of career growth and collaboration.


Q. WILL WE BE MOVING?

A. Both companies are growing very rapidly and are the in the midst of aggressive office space expansion. In the near term, we have no plans to move office locations other than the plans that are already underway. Of course, we will continually assess our space requirements and keep everyone informed of any new developments in this area.


Q. WHAT ABOUT MY BENEFITS?

A. As you know, we are in the midst of a benefits review, independent of this merger. We will continue to work to ensure that any changes in our benefits will be consistent with your current plan or better.


Q. WHAT ABOUT MY STOCK OPTIONS?

A. There will be no change in Media Metrix options.


Q. ARE THERE PLANS FOR THE TWO COMPANIES TO FULLY INTEGRATE?

A. Unlike the RelevantKnowledge merger, this is a merger of two different companies in two different but complementary businesses coming together, so a full integration is not what we have in mind. Media Metrix and Jupiter will continue to be run as independent business units, and we will look for synergy through cross-selling, cross-marketing, and cross-product development.

One important thing to keep in mind is that this merger transaction will not officially "close" for another 90 to 120 days. That means we can make plans about how to best work together, but we will not be able to operate as a single company until after that time.


Q. HOW WILL THE MERGER AFFECT OUR PRODUCT AND SERVICES OFFERINGS?

A. Media Metrix and Jupiter will continue to offer the breadth of products we have today, the merger will create tremendous synergies to create additional products, client categories and, importantly, further global expansion.

Q.  WHEN WILL WE FIND OUT WHO IS WHO AT JUPITER?

A. We will be scheduling various meetings between different groups at Media Metrix and Jupiter throughout the coming weeks. Your manager will keep you posted.


Q. WHO CAN I TURN TO IF I HAVE QUESTIONS NOT COVERED HERE?

A. You should feel free to approach your manager with any questions you have. We will also continuously update all employees on any pertinent news.

         Cautionary Note Regarding Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995: Information in this release that involves each of Jupiter's, Media Metrix's and, assuming the merger is completed, the combined company's expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about Jupiter's, Media Metrix's and the combined company's strategies in the marketplace, their market positions and their relationships with customers. All forward-looking statements included in this release are based upon information available to Jupiter and Media Metrix as of the date of the release, and neither Jupiter, Media Metrix nor the combined company assumes any obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from each company's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, the completion of the merger, and if completed, the successful integration of the two companies. The risks associated with Jupiter's business that may affect its operating results are discussed in Jupiter's Annual Report on Form 10-K for the year ended December 31, 1999 filed with the Securities and Exchange Commission ("SEC") on March 30, 2000 and Jupiter's quarterly reports on Form 10-Q filed with the SEC. The risks associated with Media Metrix's business that may affect its operating results are discussed in Media Metrix's Annual Report on Form 10-K for the year ended December 31, 1999 filed with the SEC on March 28, 2000 and Media Metrix's quarterly reports on Form 10-Q filed with the SEC. You are encouraged to read this information carefully.

         Additional Information and Where to Find It: It is expected that Media Metrix will file a Registration Statement on SEC Form S-4 and Jupiter will file a proxy statement with the SEC in connection with the merger, and that Jupiter and Media Metrix will mail a Joint Proxy Statement/Prospectus to stockholders of Jupiter and Media Metrix containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Jupiter, Media Metrix, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents, once available, as well as each company's other SEC filings, through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus, once available, and Jupiter's other SEC filings may be obtained from Jupiter by directing a request through the Investors Relations portion of Jupiter's website at http://www.jupiter.com or by mail to Jupiter Communications, Inc., 627 Broadway, 2nd Flr. New York, NY 10012,
Attention: Investor Relations, Telephone: (212) 780-6060. Free copies of the Joint Proxy Statement/Prospectus, once available, and Media Metrix's other SEC filings may be obtained from Media Metrix by directing a request through the Investors Relations portion of Media Metrix's website at http://www.mediametrix.com or by mail to Media Metrix, Inc., 250 Park Avenue South, 7th Flr. New York, NY 10003, Attention: Investor Relations, Telephone:
(212) 515-8700.

         In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Jupiter and Media Metrix file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Jupiter or Media Metrix at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Jupiter's and Media Metrix's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

         Participants in Solicitation: Jupiter, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Jupiter stockholders in favor of the merger. Information concerning the participants in the solicitation is set forth in a Current Report on Form 8-K filed by Jupiter on June 27, 2000. Media Metrix, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Media Metrix stockholders in favor of the amendment to Media Metrix's charter to increase the number of authorized shares of Media Metrix common stock and in favor of the issuance of Media Metrix common stock in the merger. Information concerning the participants in the solicitation is set forth in a Current Report on Form 8-K filed by Media Metrix on June 27, 2000.

Copyright 2000 Jupiter Communications, Inc. and Media Metrix, Inc. All rights reserved. Jupiter and the Jupiter logo are registered trademarks of Jupiter Communications, Inc, and Media Metrix and the Media Metrix logo are registered trademarks of Media Metrix, Inc. All other trademarks are the property of their respective owners.

                                       ###